Athlon Acquisition Corp.

c/o Causeway Media Partners

44 Brattle St.

Cambridge, MA 02138

January 8, 2021

VIA EDGAR

Erin Martin

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Athlon Acquisition Corp.
Registration Statement on Form S-1
Filed December 22, 2020, as amended
File No. 333-251605

Dear Ms. Martin:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Athlon Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on January 11, 2021, or as soon thereafter as practicable.

Please call Christopher Warren of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP at (617) 648-9180 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Athlon Acquisition Corp.

By:	/s/ David Poltack
Name:	David Poltack
Title:	Chief Financial Officer

cc:	Jay Hachigian, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Kirt Shuldburg, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP Christopher Warren, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc:	Christian Nagler, Kirkland & Ellis LLP
Wayne Williams, Kirkland & Ellis LLP